August 29, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	WMIH Corp. (the “Registrant”)

Request for Withdrawal

Registration Statement on Form S-3 (File No. 333-225683)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-3 (File No. 333-225683) (the “Registration Statement”), as initially filed with the Commission on June 15, 2018, together with all exhibits thereto, with such request to be approved effective as of the date hereof or at the earliest date hereafter.

As a result of the successful completion of the merger of Wand Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of the Registrant (“Merger Sub”), and Nationstar Mortgage Holdings Inc., a Delaware corporation (“Nationstar”), whereby Merger Sub merged with and into Nationstar, with Nationstar surviving as a wholly-owned subsidiary of the Registrant, the Registrant has determined that it has obtained well-known seasoned issuer status subsequent to filing the Registration Statement and is now eligible to register its securities under a Registration Statement on Form S-3ASR. Due to the change in status, the Registrant intends to file a new Registration Statement on Form S-3ASR.

The Registration Statement was not declared effective and no securities were sold in connection with or pursuant thereto.

We understand that the fee paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Securities Act, such fees be credited toward the new Registration Statement on Form S-3ASR that the Registrant intends to file with the Commission.

If you have any questions with respect to this matter, please contact Alice Hsu of Akin Gump Strauss Hauer & Feld LLP at (212) 872-1053. Thank you for your assistance in this matter.

[Signature Page Follows]

United States Securities and Exchange Commission August 29, 2018 Page 2

Very truly yours,

WMIH CORP.

By:	/s/ Charles Edward Smith
Name:	Charles Edward Smith
Title:	Executive Vice President

cc:	Alice Hsu, Akin Gump Strauss Hauer & Feld LLP

Elizabeth Giddens, WMIH Corp.